Item 77D - DWS Strategic Value Fund (a series of
DWS Value Series, Inc.)

At a meeting held July 13-15, 2009, the Board of Directors of DWS Strategic Value Fund, a series of
DWS Values Series, Inc., approved the termination of the interim sub-advisory agreement with Deutsche
Asset Management International GmbH ("DeAMi").
Effective on or about July 31, 2009, Deutsche
Investment Management Americas Inc. (the
"Advisor") assumed all day-to-day advisory responsibilities for the fund that were previously delegated to DeAMi.

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